UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2017

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Loss
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations
Form 52-109F2 - Certification of Interim Filings - Full Certificate - CEO
Form 52-109F2 - Certification of Interim Filings - Full Certificate - CFO

On January 10, 2017, EXFO Inc., a Canadian corporation, reported its results of operations for the first fiscal quarter ended November 30, 2016. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2017 fiscal year.  This press release and information relating to EXFO's financial condition and results of operations for the first fiscal quarter of the 2017 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: January 12, 2017

EXFO Reports First-Quarter Results for Fiscal 2017

▪	Sales increase 11.9% year-over-year to US$61.8 million
▪	Bookings rise 12.6% year-over-year to US$65.9 million (book-to-bill ratio of 1.07)
▪	Gross margin reaches 63.1% of sales
▪	Adjusted EBITDA improves 19.6% year-over-year to US$6.3 million (10.2% of sales)

QUEBEC CITY, CANADA, January 10, 2017 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the first quarter ended November 30, 2016.
Sales reached US$61.8 million in the first quarter of fiscal 2017 compared to US$55.2 million in the first quarter of 2016 and US$62.9 million in the fourth quarter of 2016.
Bookings attained US$65.9 million in the first quarter of fiscal 2017 compared to US$58.5 million in the same period last year and US$62.4 million in the fourth quarter of 2016. The company's book-to-bill ratio was 1.07 in the first quarter of 2017.
Gross margin before depreciation and amortization* amounted to 63.1% of sales in the first quarter of fiscal 2017 compared to 63.5% in the first quarter of 2016 and 61.6% in the fourth quarter of 2016.
IFRS net earnings in the first quarter of fiscal 2017 totaled US$3.3 million, or US$0.06 per diluted share, compared US$1.8 million, or US$0.03 per diluted share, in the same period last year and US$2.3 million, or US$0.04 per diluted share, in the fourth quarter of 2016. IFRS net earnings in the first quarter of 2017 included US$0.4 million in after-tax amortization of intangible assets, US$0.3 million in stock-based compensation costs and a foreign exchange gain of US$0.5 million.
Adjusted EBITDA* totaled US$6.3 million, or 10.2% of sales, in the first quarter of fiscal 2017 compared to US$5.3 million, or 9.6% of sales, in the first quarter of 2016 and US$6.2 million, or 9.8% of sales, in the fourth quarter of 2016.
EXFO closed the acquisition of Absolute Analysis' assets in late October for US$5.0 million in cash and US$3.5 million in stock. At the end of the first quarter of fiscal 2017, EXFO had a cash position of US$39.3 million and no debt.
"Fiscal 2017 has gotten off to a strong start with double-digit increases in sales, bookings and adjusted EBITDA in the first quarter, highlighting growing market traction of both of our product groups," said Germain Lamonde, EXFO's Chairman, President and CEO. "I am particularly pleased with robust results from our optical and high-speed transport businesses, where we are gaining market share and taking advantage of the 100G investment cycle in long-haul networks, Metro links and data centers. We also benefited from calendar year-end purchases by some communications service providers and early returns from our industry-only, all-in-one optical RF analyzer for mobile network operators. We remain fully confident about achieving our adjusted EBITDA goal of US$26 million in 2017."

Selected Financial Information
(In thousands of US dollars)

	Q1 2017	Q4 2016	Q1 2016

Physical-layer sales	$42,016	$39,777	$37,477
Protocol-layer sales	20,009	23,445	18,629
Foreign exchange losses on forward exchange contracts	(240)	(364)	(874)
Total sales	$61,785	$62,858	$55,232

Physical-layer bookings	$44,090	$39,826	$38,878
Protocol-layer bookings	22,009	22,969	20,469
Foreign exchange losses on forward exchange contracts	(240)	(364)	(874)
Total bookings	$65,859	$62,431	$58,473
Book-to-bill ratio (bookings/sales)	1.07	0.99	1.06
Gross margin before depreciation and amortization*	$38,972	$38,713	$35,095
	63.1%	61.6%	63.5%

Other selected information:
IFRS net earnings	$3,303	$2,252	$1,766
Amortization of intangible assets	$427	$292	$300
Stock-based compensation costs	$258	$302	$376
Net income tax effect of the above items	$(64)	$(31)	$(28)
Foreign exchange gain (loss)	$512	$(293)	$310
Adjusted EBITDA*	$6,321	$6,172	$5,286

Operating Expenses
Selling and administrative expenses totaled US$21.6 million, or 35.0% of sales in the first quarter of fiscal 2017 compared to US$20.3 million, or 36.7% of sales, in the same period last year and US$21.6 million, or 34.3% of sales, in the fourth quarter of 2016.
Net R&D expenses totaled US$11.3 million, or 18.3% of sales, in the first quarter of fiscal 2017 compared to US$9.9 million, or 18.0% of sales, in the first quarter of 2016 and US$11.3 million, or 18.0% of sales, in the fourth quarter of 2016.
First-Quarter Highlights
•
Sales and bookings. Sales and bookings increased 11.9% and 12.6% year-over-year, respectively, mainly due to strong market demand in EXFO's three major selling regions and for optical and high-speed solutions. The company also benefited from a large wireless deal in Asia-Pacific in the first quarter. From a segmented revenue standpoint, 56% of sales originated from the Americas, 23% from EMEA and 21% from Asia-Pacific, while Physical-layer sales represented 68% of total sales and Protocol-layer sales 32%. EXFO's top customer accounted for 13.8% of sales, while the top three represented 23.3%. This represents an unusually high concentration level for EXFO, but reflects greater success with Tier-1 operators.

•	Profitability. EXFO generated adjusted EBITDA of US$6.3 million, or 10.2% of sales, in the first quarter of 2017 compared to US$5.3 million, or 9.6% of sales, in the first quarter of 2016.

•
Innovation. EXFO acquired substantially all the assets of Absolute Analysis in the first quarter to combine radio frequency (RF) test software with its own optical and Ethernet technologies. EXFO also introduced three other new solutions including a power meter, variable attenuator and optical switch modules for its LTB-8 platform dedicated to the high-speed optical lab market, a segment of increased focus. Finally, EXFO supplied OpenReach, British Telecom's local network business, with an initial order of MaxTesters to support its G.fast pilot project.

Business Outlook
EXFO forecasts sales between US$58.0 million and US$63.0 million for the second quarter of fiscal 2017, while IFRS net results are expected to range between a loss of US$0.01 per share and earnings of US$0.03 per share. IFRS net results include US$0.01 per share in after-tax amortization of intangible assets and stock-based compensation costs as well as an anticipated foreign exchange loss of US$800,000 based on today's exchange rates.
This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.
Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review first-quarter results for fiscal 2017. To listen to the conference call and participate in the question period via telephone, dial 1-704-288-0432. Please take note the following conference ID number will be required: 30629172. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 11:59 p.m. on January 17, 2017. The replay number is 1-855-859-2056 and the conference ID number is 30629172. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO provides communications service providers (CSPs) with test automation and 3D analytics solutions to ensure the smooth deployment, maintenance and management of next-generation, physical, virtual, fixed and mobile networks. The company has also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. EXFO's key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level. EXFO is no. 1 in portable optical testing and boasts the largest active service assurance deployment worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*NON-IFRS MEASURES
EXFO provides non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain.
The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:
Adjusted EBITDA
	Q1 2017	Q4 2016	Q1 2016

IFRS net earnings for the period	$3,303	$2,252	$1,766

Add (deduct):

Depreciation of property, plant and equipment	903	957	975
Amortization of intangible assets	427	292	300
Interest (income) expense	(20)	(112)	63
Income taxes	1,962	2,188	2,116
Stock-based compensation costs	258	302	376
Foreign exchange gain	(512)	(293)	(310)
Adjusted EBITDA for the period	$6,321	$6,172	$5,286

Adjusted EBITDA in percentage of sales	10.2%	9.8%	9.6%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at November 30, 2016	As at August 31, 2016
Assets

Current assets
Cash	$35,061	$43,208
Short-term investments	4,281	4,087
Accounts receivable
Trade	43,476	42,993
Other	3,321	2,474
Income taxes and tax credits recoverable	4,047	4,208
Inventories	33,880	33,004
Prepaid expenses	2,781	3,099
	126,847	133,073

Tax credits recoverable	33,800	34,594
Property, plant and equipment	35,530	35,978
Intangible assets (note 3)	10,855	3,391
Goodwill	21,418	21,928
Deferred income tax assets	7,901	8,240
Other assets	372	589

	$236,723	$237,793
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$34,779	$37,174
Provisions	308	299
Income taxes payable	567	971
Deferred revenue	8,910	9,486
	44,564	47,930

Deferred revenue	5,681	5,530
Deferred income tax liabilities	2,546	2,857
Other liabilities	29	75
	52,820	56,392

Shareholders' equity
Share capital (note 5)	89,352	85,516
Contributed surplus	18,018	18,150
Retained earnings	129,612	126,309
Accumulated other comprehensive loss	(53,079)	(48,574)

	183,903	181,401

	$236,723	$237,793

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended November 30,
	2016	2015

Sales	$61,785	$55,232

Cost of sales (1) (note 6)	22,813	20,137
Selling and administrative (note 6)	21,595	20,252
Net research and development (note 6)	11,314	9,933
Depreciation of property, plant and equipment (note 6)	903	975
Amortization of intangible assets (note 6)	427	300
Interest (income) expense	(20)	63
Foreign exchange gain	(512)	(310)

Earnings before income taxes	5,265	3,882

Income taxes (note 7)	1,962	2,116

Net earnings for the period	$3,303	$1,766

Basic and diluted net earnings per share	$0.06	$0.03

Basic weighted average number of shares outstanding (000's)	53,884	53,814

Diluted weighted average number of shares outstanding (000's) (note 8)	55,001	54,535

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended November 30,
	2016	2015

Net earnings for the period	$3,303	$1,766
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(4,217)	(2,509)
Items that may be reclassified subsequently to net earnings
Unrealized gains/losses on forward exchange contracts	(561)	(270)
Reclassification of realized gains/losses on forward exchange contracts in net earnings	181	878
Deferred income tax effect of gains/losses on forward exchange contracts	92	(148)

Other comprehensive loss	(4,505)	(2,049)

Comprehensive loss for the period	$(1,202)	$(283)

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Three months ended November 30, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$117,409	$(52,005)	$169,227
Redemption of share capital (note 5)	(1)	–	–	–	(1)
Reclassification of stock-based compensation costs (note 5)	723	(723)	–	–	–
Stock-based compensation costs	–	341	–	–	341
Net earnings for the period	–	–	1,766	–	1,766
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(2,509)	(2,509)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $148	–	–	–	460	460

Total comprehensive loss for the period					(283)

Balance as at November 30, 2015	$86,767	$17,396	$119,175	$(54,054)	$169,284

	Three months ended November 30, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2016	$85,516	$18,150	$126,309	$(48,574)	$181,401
Issuance of share capital (notes 3 and 5)	3,490	–	–	–	3,490
Reclassification of stock-based compensation costs (note 5)	346	(346)	–	–	–
Stock-based compensation costs	–	214	–	–	214
Net earnings for the period	–	–	3,303	–	3,303
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(4,217)	(4,217)
Changes in unrealized gains/losses on forward exchange contracts, net of deferred income taxes of $92	–	–	–	(288)	(288)

Total comprehensive loss for the period					(1,202)

Balance as at November 30, 2016	$89,352	$18,018	$129,612	$(53,079)	$183,903

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended November 30,
	2016	2015

Cash flows from operating activities
Net earnings for the period	$3,303	$1,766
Add (deduct) items not affecting cash
Stock-based compensation costs	258	376
Depreciation and amortization	1,330	1,275
Deferred revenue	(75)	1,511
Deferred income taxes	147	573
Changes in foreign exchange gain/loss	(538)	(344)
	4,425	5,157

Changes in non-cash operating items
Accounts receivable	(2,558)	(2,024)
Income taxes and tax credits	(344)	(278)
Inventories	(1,248)	(3,226)
Prepaid expenses	258	54
Other assets	13	193
Accounts payable, accrued liabilities and provisions	(1,425)	3,375
Other liabilities	–	(28)
	(879)	3,223
Cash flows from investing activities
Additions to short-term investments	(296)	(21)
Additions to capital assets	(1,237)	(1,309)
Business combination (note 3)	(5,000)	–
	(6,533)	(1,330)
Cash flows from financing activities
Bank loan	–	315
Redemption of share capital	–	(1)
	–	314

Effect of foreign exchange rate changes on cash	(735)	(197)

Change in cash	(8,147)	2,010
Cash – Beginning of the period	43,208	25,864
Cash – End of the period	$35,061	$27,874

Supplementary information
Income taxes paid	$958	$608

As at November 30, 2015 and 2016, additions to capital assets amounted to $1,309 and $1,179 respectively, and unpaid purchases of capital assets amounted to $377 and $441 respectively.

The accompanying notes are an integral part of these condensed consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the "the company") design, manufacture and market test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on January 10, 2017.

2	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting", and using the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements Not Yet Adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company will adopt this new standard on September 1, 2018. The company is currently assessing the impact that the new standard will have on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company is currently assessing the impact that the new standard will have on its consolidated financial statements and whether or not early adopt the new standard.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

3	Business Combination

On October 31, 2016, the company acquired substantially all of the assets of Absolute Analysis Inc. (Absolute), a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration transferred amounted to $8,490,000, and consisted of $5,000,000 in cash and the issuance of 793,070 subordinate voting shares, valued at $3,490,000.

This acquisition was accounted by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired based on management's preliminary estimate of their fair value as of the acquisition date.  The results of operations of the acquired business have been included in the consolidated financial statements of the company since October 31, 2016, being the date of acquisition.

The fair value of the total consideration transferred was allocated based on a preliminary estimate of fair value of acquired net assets at the date of acquisition as follows:

Assets acquired
Core technology	$8,254
Other assets	236
Net identifiable assets acquired and fair value of the total consideration transferred	$8,490

Acquired intangible assets are amortized on a straight-line basis over their estimated useful life of five years.

The allocation of the fair value of the total consideration transferred is preliminary because the acquisition was closed during the quarter and because certain information required to complete the final allocation remains outstanding. The company expects to complete the final allocation for this acquisition in the second quarter of fiscal 2017. Assets and liabilities likely to change upon completing a more detailed valuation and the finalization of the allocation are intangible assets, goodwill and deferred income taxes.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly

Level 3:	Unobservable inputs for the asset or liability

The company's short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at November 30, 2016		As at August 31, 2016
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$4,281	$–	$4,087	$–
Forward exchange contracts	$–	$461	$–	$980

Financial Liabilities
Forward exchange contracts	$–	$903	$–	$1,120

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

As at November 30, 2016, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2016 to August 2017	$17,900	1.2995
September 2017 to August 2018	12,700	1.3376
September 2018 to December 2018	2,500	1.3585
Total	$33,100	1.3185

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2016 to August 2017	$3,000	71.06
September 2017 to January 2018	2,000	70.76
Total	$5,000	70.94

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $140,000 as at August 31, 2016, and $442,000 as at November 30, 2016.

As at November 30, 2016, forward exchange contracts in the amount of $313,000 are presented as current assets in other accounts receivable; forward exchange contracts in the amount of $148,000 are presented as long-term assets in other long-term assets; and forward exchange contracts in the amount of $903,000 are presented as current liabilities in accounts payable and accrued liabilities in the balance sheet. Forward exchange contracts of $196,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at November 30, 2016, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $392,000.

During the three months ended November 30, 2015 and 2016, the company recognized within its sales foreign exchange losses on forward exchange contracts of $874,000 and $240,000 respectively.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

5	Share Capital

The following tables summarize changes in share capital for the three months ended November 30, 2015 and 2016.

	Three months ended November 30, 2015
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2015	31,643,000	$1	22,092,034	$86,044	$86,045
Redemption of restricted share units	−	−	155,784	−	−
Redemption of deferred share units	−	−	653	−	−
Redemption of share capital	−	−	(200)	(1)	(1)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	723	723

Balance as at November 30, 2015	31,643,000	$1	22,248,271	$86,766	$86,767

	Three months ended November 30, 2016
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2016	31,643,000	$1	21,917,942	$85,515	$85,516
Issuance of share capital (note 3)	−	−	793,070	3,490	3,490
Redemption of restricted share units	−	−	88,371	−	−
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	346	346

Balance as at November 30, 2016	31,643,000	$1	22,799,383	$89,351	$89,352

6	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended November 30,
	2016	2015

Gross research and development expenses	$12,640	$11,279
Research and development tax credits and grants	(1,326)	(1,346)

Net research and development expenses for the period	$11,314	$9,933

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Inventory write-down is as follows:

	Three months ended November 30,
	2016	2015

Inventory write-down for the period	$1,129	$847

Depreciation and amortization expenses by functional area are as follows:

	Three months ended November 30,
	2016	2015

Cost of sales
Depreciation of property, plant and equipment	$359	$323
Amortization of intangible assets	296	177
	655	500

Selling and administrative expenses
Depreciation of property, plant and equipment	118	146
Amortization of intangible assets	19	18
	137	164

Net research and development expenses
Depreciation of property, plant and equipment	426	506
Amortization of intangible assets	112	105
	538	611
	$1,330	$1,275

Depreciation of property, plant and equipment	$903	$975
Amortization of intangible assets	427	300
	$1,330	$1,275

Employee compensation comprises the following:

	Three months ended November 30,
	2016	2015

Salaries and benefits	$28,778	$26,964
Stock-based compensation costs	258	376
Total employee compensation for the period	$29,036	$27,340

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended November 30,
	2016	2015

Cost of sales	$27	$31
Selling and administrative expenses	179	266
Net research and development expenses	52	79
Total stock-based compensation for the period	$258	$376

7	Income Taxes

For the three months ended November 30, 2015 and 2016, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended November 30,
	2016	2015

Income tax provision at combined Canadian federal and provincial statutory tax rate (27%)	$1,422	$1,048

Increase (decrease) due to:
Foreign income taxed at different rates	(172)	(158)
Non-deductible loss	194	204
Non-deductible expenses	173	170
Change in tax rates	(89)	−
Foreign exchange effect of translation of foreign subsidiaries	(122)	(150)
Utilization of previously unrecognized deferred income tax assets	(156)	−
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	850	1,012
Other	(138)	(10)

Income tax provision for the period	$1,962	$2,116

The income tax provision consists of the following:

	Three months ended November 30,
	2016	2015

Current	$1,815	$1,543
Deferred	147	573

	$1,962	$2,116

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

8	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended November 30,
	2016	2015

Basic weighted average number of shares outstanding (000's)	53,884	53,814
Plus dilutive effect of (000's):
Restricted share units	958	607
Deferred share units	159	114

Diluted weighted average number of shares outstanding (000's)	55,001	54,535

Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000's)	−	57

Management's Discussion and Analysis of Financial Condition
and Results of Operations
This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.
The following discussion and analysis of financial condition and results of operations is dated January 10, 2017.
All dollar amounts are expressed in US dollars, except as otherwise noted.
COMPANY OVERVIEW AND RECENT DEVELOPMENTS
We are a leading provider of next-generation test, service assurance and analytics solutions for fixed and mobile communications service providers (CSPs), web-scale operators as well as network equipment manufacturers in the global telecommunications industry. Our intelligent solutions with contextually relevant analytics are designed to improve end-user quality of experience, enhance network performance and drive operational efficiencies throughout the network and service delivery lifecycles. We target high-growth market opportunities related to increasing bandwidth and improving quality of experience on network infrastructures: 4G/LTE (long-term evolution), wireless backhaul, small cells and distributed antenna systems (DAS), 100G network upgrades and fiber-to-the-home (FTTH)/fiber-to-the-curb (FTTC)/fiber-to-the-node (FTTN) deployments.

We launched four key solutions in the first quarter of fiscal 2017, including a power meter, variable attenuator and optical switch modules for our LTB-8 platform dedicated to the high-speed optical lab market. We also introduced an all-in-one optical, Ethernet and RF (radio frequency) test solution for fiber-based radio access networks (RANs). In addition, we supplied Openreach, British Telecom's local network business, with an initial batch of MaxTesters to support its G.fast pilot project.
Our sales increased 11.9% to $61.8 million in the first quarter of fiscal 2017 compared to $55.2 million for the same period last year. Bookings increased 12.6% to $65.9 million in the first quarter of fiscal 2017, for a book-to-bill ratio of 1.07, from $58.5 million for the same period last year.
Net earnings amounted to $3.3 million, or $0.06 per diluted share, in the first quarter of fiscal 2017, compared to $1.8 million, or $0.03 per diluted share, for the same period last year. Net earnings for the first quarter of fiscal 2017 included $0.4 million in after-tax amortization of intangible assets, $0.3 million in stock-based compensation costs and a foreign exchange gain of $0.5 million. For the same period last year, net earnings included $0.3 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange gain of $0.3 million.
Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain) increased 19.6% to $6.3 million, or 10.2% of sales, in the first quarter of fiscal 2017, compared to $5.3 million, or 9.6% of sales for the same period last year. See page 29 in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

On October 31, 2016, we acquired substantially all the assets of Absolute Analysis Inc. (Absolute), a privately held company located in United States, supplying solutions for radio frequency testing of fiber-based radio access networks. The acquisition-date fair value of the total consideration transferred amounted to $8.5 million, and consisted of $5.0 million in cash and the issuance of 793,070 subordinate voting shares, valued at $3.5 million. This acquisition was accounted by applying the acquisition method as required by IFRS 3, "Business Combinations", and the requirements of IFRS 10, "Consolidated Financial Statements"; consequently, the fair value of the total consideration transferred was allocated to the assets acquired based on management's preliminary estimate of their fair value as of the acquisition date.  The results of operations of the acquired business have been included in our consolidated financial statements since October 31, 2016, being the date of acquisition. The preliminary estimated fair value of acquired intangible assets amounts to $8.3 million. These intangible assets, namely core technology, are amortized on a straight-line basis over their estimated useful life of five years. The allocation of the fair value of the total consideration transferred is preliminary because the acquisition was closed during the quarter and because certain information required to complete the final allocation remains outstanding. We expect to complete the final allocation for this acquisition in the second quarter of fiscal 2017. Assets and liabilities likely to change upon completing a more detailed valuation and the finalization of the allocation are intangible assets, goodwill and deferred income taxes.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)
	Three months ended November 30,		Three months ended November 30,

	2016	2015	2016	2015

Sales	$61,785	$55,232	100.0%	100.0%

Cost of sales (1)	22,813	20,137	36.9	36.5
Selling and administrative	21,595	20,252	35.0	36.7
Net research and development	11,314	9,933	18.3	18.0
Depreciation of property, plant and equipment	903	975	1.4	1.7
Amortization of intangible assets	427	300	0.7	0.5
Interest (income) expense	(20)	63	-	0.1
Foreign exchange gain	(512)	(310)	(0.8)	(0.5)
Earnings before income taxes	5,265	3,882	8.5	7.0
Income taxes	1,962	2,116	3.2	3.8
Net earnings for the period	$3,303	$1,766	5.3%	3.2%

Basic and diluted net earnings per share	$0.06	$0.03

Other selected information:

Gross margin before depreciation and amortization (2)	$38,972	$35,095	63.1%	63.5%

Research and development:
Gross research and development	$12,640	$11,279	20.5%	20.4%
Net research and development	$11,314	$9,933	18.3%	18.0%

Adjusted EBITDA (2)	$6,321	$5,286	10.2%	9.6%
(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 29 for non-IFRS measures.

RESULTS OF OPERATIONS
SALES AND BOOKINGS
The following tables summarize sales and bookings by product line in thousands of US dollars:
Sales
	Three months ended November 30,
	2016	2015

Physical-layer product line	$42,016	$37,477
Protocol-layer product line	20,009	18,629
	62,025	56,106
Foreign exchange losses on forward exchange contracts	(240)	(874)
Total sales	$61,785	$55,232
Bookings
	Three months ended November 30,
	2016	2015

Physical-layer product line	$44,090	$38,878
Protocol-layer product line	22,009	20,469
	66,099	59,347
Foreign exchange losses on forward exchange contracts	(240)	(874)
Total bookings	$65,859	$58,473
For the three months ended November 30, 2016, our sales increased 11.9% to $61.8 million, compared to $55.2 million for the same period last year, while our bookings increased 12.6% to $65.9 million, compared to $58.5 million for the same period last year, for a book-to-bill ratio of 1.07.
In the first quarter of fiscal 2017, we made strong progress in sales and bookings in the Americas, mainly for our Physical-layer product line, and to a lesser extent for our Protocol-layer product line, compared to the same period last year. Our robust performance in this region was manifested through heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects.  In addition, in the first quarter of fiscal 2017, we benefited to some extent from calendar year-end budget spending on the part of some CSPs in this region, versus nominal amount for the same period last year.
In the first quarter of fiscal 2017, we reported significant increase in sales and bookings in the Asia-Pacific (APAC) region, mainly for our Protocol-layer product line as we closed a large wireless deal during the quarter. In fact, in the first quarter of fiscal 2017, sales to APAC represented 21% of our sales compared to 18% for the same period last year.
In the first quarter of fiscal 2017, sales to the Europe, Middle East and Africa (EMEA) region were flat in dollars year-over-year, despite a strong increase in bookings year-over-year, as a large portion of these bookings was back-end loaded, which did not give us enough time to turn these orders into revenue before the quarter-end. The EMEA region is back in growth mode after a period of reduced investments. However, the recent decrease in the value of the British pound compared to the US dollar has to some extent a negative on our sales and bookings to this region year-over-year. In the first quarter of fiscal 2017, sales to EMEA represented 23% of our sales compared to 26% for the same period last year.

As we evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are increasingly subject to quarterly fluctuations, as we are managing more complex, multi-million dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products.
Sales by geographic region
The following table summarizes sales by geographic region:
	Three months ended November 30,
	2016	2015

Americas	56%	56%
EMEA	23	26
APAC	21	18

Total bookings	100%	100%

Customer concentration
We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the first quarter of fiscal 2017, our top customer accounted for 13.8% of our sales. In the first quarter of fiscal 2016, no customer accounted for more than 10% of our sales. In the first quarter of fiscal 2016 and 2017, and our top three customers accounted for 18.2% and 23.3% of our sales respectively.
GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION
(non-IFRS measure — refer to page 29 of this document)
Gross margin before depreciation and amortization (gross margin) reached 63.1% of sales for the three months ended November 30, 2016, compared to 63.5% for the same period last year.
In the first quarter of fiscal 2017, our gross margin was affected by an unfavorable product mix within our physical-layer product line compared to the same period last year; this was offset in part by a richer product mix within our protocol-layer product line year-over-year, namely due to the large wireless deal recognized during the quarter.
In addition, in the first quarter of fiscal 2017, we recorded higher inventory write-off compared to the same period last year, which contributed to decrease our gross margin by 0.5% year-over-year.
However, in the first quarter of fiscal 2017, we recorded in our sales foreign exchange losses of $0.2 million on our forward exchange contracts, compared to $0.9 million for the same period last year, which contributed to the increase in gross margin by 1.0% year-over-year.
SELLING AND ADMINISTRATIVE EXPENSES
For the three months ended November 30, 2016, selling and administrative expenses were $21.6 million, or 35.0% of sales, compared to $20.3 million, or 36.7% of sales for the same period last year.

In the first quarter of fiscal 2017, our selling and administrative expenses increased year-over-year due to higher commission expenses on higher sales, some additional headcounts to support the growth of our business and following the acquisition of Absolute, as well as inflation and salary increases.
In the first quarter of fiscal 2017, our selling and administrative expenses decreased as a percentage of sales compared to the same period last year; this is because our sales increased year-over-year and a large portion of these expenses are relatively fixed in the short term.
RESEARCH AND DEVELOPMENT EXPENSES
Gross research and development expenses
For the three months ended November 30, 2016, gross research and development expenses totaled $12.6 million, or 20.5% of sales, compared to $11.3 million, or 20.4% of sales for the same period last year.
In the first quarter of fiscal 2017, our gross research and development expenses increased year-over-year due to some additional headcounts to support the growth of our business and following the acquisition of Absolute, inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to the same period last year.

FOREIGN EXCHANGE GAIN
Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended November 30, 2016, we recorded a foreign exchange gain of $0.5 million compared to $0.3 million for the same period last year.

During the first quarter of fiscal 2017, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain during the quarter; this gain was offset in part by the loss created by the increase in the period-end value of the Canadian dollar versus the euro during the quarter. Overall, we reported a foreign exchange gain of $0.5 million during that period. In fact, the period-end value of the Canadian dollar decreased 2.3% versus the US dollar to CA$1.3428 = US$1.00 in the first quarter of fiscal 2017, compared to CA$1.3116 = US$1.00 at the end of the previous quarter. However, the period-end value of the Canadian dollar increased 2.7% versus the euro to CA$1.4200 = €1.00 in the first quarter of fiscal 2017, compared to CA$1.4601 = €1.00 at the end of the previous quarter.
During the same period last year, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous quarter, which resulted in a foreign exchange gain during the quarter; this gain was offset in part by the loss created by the increase in the period-end value of the Canadian dollar versus the euro during the quarter. Overall, we reported a foreign exchange gain of $0.3 million during that period. In fact, the period-end value of the Canadian dollar decreased 1.5% versus the US dollar to CA$1.3353 = US$1.00 in the first quarter of fiscal 2016, compared to CA$1.3157 = US$1.00 at the end of the previous quarter. However, the period-end value of the Canadian dollar increased 4.6% versus the euro to CA$1.4081 = €1.00 in the first quarter of fiscal 2016, compared to CA$1.4755 = €1.00 at the end of the previous quarter.

INCOME TAXES
For the three months ended November 30, 2016, we reported income tax expenses of $2.0 million on earnings before income taxes of $5.3 million. For the corresponding period last year, we reported income tax expenses of $2.1 million on earnings before income taxes of $3.9 million.
These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries in the functional currency, and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.
Please refer to note 7 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES
Cash requirements and capital resources
As at November 30, 2016, cash and short-term investments totaled $39.3 million, while our working capital was at $82.3 million. Our cash and short-term investments decreased by $8.0 million in the first quarter of fiscal 2017, compared to the previous quarter. During the first quarter of fiscal 2017, our operating activities used $0.9 million in cash. In addition, we made cash payments of $1.2 million and $5.0 million respectively for the purchase of capital assets and the acquisition of the assets of Absolute. Finally, we recorded an unrealized foreign exchange loss on our cash and short-term investments of $0.8 million. This unrealized foreign exchange loss resulted from the translation, in US dollars, of our Canadian-dollar-denominated cash and short-term investments and was included in the accumulated other comprehensive income in the balance sheet.
Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program.
We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.7 million for working capital and other general corporate purposes and unused lines of credit of $21.0 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.
Sources and uses of cash
We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows used by operating activities were $0.9 million for the three months ended November 30, 2016, compared to cash flows provided of $3.2 million for the same period last year.
Cash flows used by operating activities in the first quarter of fiscal 2017 were attributable to the net earnings after items not affecting cash of $4.4 million, more than offset by the negative net change in non-cash operating items of $5.3 million; this was mainly due to the negative effect on cash of the $2.6 million increase in our accounts receivable due to the timing of sales and receipts during the quarter, the $1.2 million increase in our inventories to meet future demand, the $0.3 million increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, and the negative effect on cash of the $1.4 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, as well as the payment during the quarter of the fiscal 2016 annual bonuses to employees. These negative effects on cash were offset in part by the positive effect on cash of the 0.3 million decrease in our prepaid expenses due to timing of payments during the quarter.
Cash flows provided by operating activities in the first quarter of fiscal 2016 were attributable to the net earnings after items not affecting cash of $5.2 million, offset in part by the negative net change in non-cash operating items of $2.0 million; this was mainly due to the negative effect on cash of the $2.0 million increase in our accounts receivable due to the timing of sales during the quarter, the $3.2 million increase in our inventories to meet future demand, and the $0.3 million increase in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered. These negative effects on cash were offset in part by the positive effect on cash of the $3.4 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter, as well as the $0.2 million decrease in our other assets during the quarter.
Investing activities
Cash flows used by investing activities were $6.5 million for the three months ended November 30, 2016, compared to $1.3 million for the same period last year.
In the first quarter of fiscal 2017, we made cash payments of $1.2 million and $5.0 million respectively for the purchase of capital assets and the acquisition of assets of Absolute. In addition, we acquired $0.3 million worth or short-term investments during the quarter.
For the corresponding period last year, we paid $1.3 million for the purchase of capital assets.

FORWARD EXCHANGE CONTRACTS
We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.
As at November 30, 2016, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2016 to August 2017	$17,900,000	1.2995
September 2017 to August 2018	12,700,000	1.3376
September 2018 to December 2018	2,500,000	1.3585
Total	$33,100,000	1.3185

US dollars – Indian rupees
Expiry dates	Contractual amounts	Weighted average contractual forward rates

December 2016 to August 2017	$3,000,000	71.06
September 2017 to January 2018	2,000,000	70.76
	$5,000,000	70.94
The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $0.1 million as at August 31, 2016 and $0.4 million as at November 30, 2016, mainly for our US/Canadian dollars forward exchange contracts. The quarter-end exchange rate was CA$1.3428 = US$1.00 as at November 30, 2016.
SHARE CAPITAL
As at January 10, 2017, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,799,383 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.
OFF-BALANCE SHEET ARRANGEMENTS
As at November 30, 2016, our off-balance sheet arrangements consisted of letters of guarantee amounting to $0.5 million for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.
STRUCTURED ENTITIES
As at November 30, 2016, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F/A for the year ended August 31, 2016, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.
NEW IFRS PRONOUNCEMENTS
Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three months ended November 30, 2016 and to our consolidated financial statements for the year ended August 31, 2016, for the effect of certain recent accounting pronouncements on our consolidated financial statements.
RISKS AND UNCERTAINTIES
For the first quarter of fiscal 2017, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F/A for the year ended August 31, 2016.
CONTROLS
As described in the Form 20-F/A filed on January 9, 2017, we concluded that EXFO's internal control over financial reporting was not effective as of August 31, 2016 as a result of the identification of a material weakness as we did not maintain sufficient controls over the trade accounts receivable ledger, which included failure to maintain appropriate segregation of duties and lack of supervisory review and monitoring of journal entries recorded to the trade accounts receivable ledger. See item 15(b) of Form 20-F/A filed on January 9, 2017 for more details on the impact of the material weakness on the Company's financial reporting.
We are in the process of implementing remediation plans to address the material weakness, which includes additional segregation of duties and supervisory review and monitoring of journal entries recorded to the accounts receivable ledger. The implementation of the remediation plan has commenced and is expected to be completed in the second quarter of fiscal 2017. The material weakness cannot be considered remediated until the remedial controls operate for a sufficient period of time and management has time to conclude, through testing, that these controls are operating effectively.
NON-IFRS MEASURES
We provide non-IFRS measures (gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain.
The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:
Adjusted EBITDA
	Three months ended November 30,
	2016	2015

IFRS net earnings for the period	$3,303	$1,766

Add (deduct):

Depreciation of property, plant and equipment	903	975
Amortization of intangible assets	427	300
Interest (income) expense	(20)	63
Income taxes	1,962	2,116
Stock-based compensation costs	258	376
Foreign exchange gain	(512)	(310)
Adjusted EBITDA for the period	$6,321	$5,286

Adjusted EBITDA in percentage of sales	10.2%	9.6%

QUARTERLY SUMMARY FINANCIAL INFORMATION
(tabular amounts in thousands of US dollars, except per share data)
	Quarters ended
	November 30, 2016	August 31, 2016	May 31, 2016	February 29, 2016

Sales	$61,785	$62,858	$60,896	$53,597
Cost of sales (1)	$22,813	$24,145	$23,880	$18,904
Net earnings	$3,303	$2,252	$919	$3,963
Basic and diluted net earnings per share	$0.06	$0.04	$0.02	$0.07

	Quarters ended
	November 30, 2015	August 31, 2015	May 31, 2015	February 28, 2015

Sales	$55,232	$56,594	$57,781	$50,990
Cost of sales (1)	$20,137	$21,975	$22,281	$19,546
Net earnings	$1,766	$1,882	$563	$931
Basic and diluted net earnings per share	$0.03	$0.03	$0.01	$0.02
(1)	The cost of sales is exclusive of depreciation and amortization.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, GERMAIN LAMONDE, Chairman, President and Chief Executive Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended November 30, 2016.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2016 and ended on November 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 12, 2017

/s/ Germain Lamonde
Germain Lamonde
Chairman, President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE
I, PIERRE PLAMONDON, Vice-President, Finance and Chief Financial Officer of EXFO INC., certify the following:
1.	Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of EXFO Inc. (the "issuer") for the interim period ended November 30, 2016.

2.
No misrepresentation: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuer's Annual and Interim Filings (c. V-1.1, r. 27), for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1
Control framework: The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2016 and ended on November 30, 2016 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 12, 2017

/s/ Pierre Plamondon
Pierre Plamondon, CPA, CA
Vice-President, Finance and Chief Financial Officer